Schedule 13G
OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BackWeb Technologies Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M15633-10-6

(Cusip Number)

12/31/03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Schedule 13G			Page 2 of 7

CUSIP No. M15633-10-6

1.	Name of Reporting Person: Yuval 63 Holdings (1995) Ltd./Not applicable		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,352,342

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,352,342

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,352,342

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.3%

12.	Type of Reporting Person: CO

Schedule 13G			Page 3 of 7

CUSIP No. M15633-10-6

1.	Name of Reporting Person: Yuval Rakavy/Not applicable		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,352,342

		6.	Shared Voting Power: 606,592

		7.	Sole Dispositive Power: 3,352,342

		8.	Shared Dispositive Power: 606,592

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,958,934

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.8%

12.	Type of Reporting Person: IN

Schedule 13G	Page 4 of 7

Item 1.	Name and Address of Issuer

(a)	Name of Issuer – BackWeb Technologies Ltd.

(b)	Address of Issuer’s Principal Executive Offices – 3 Abba Hillel Street, Ramat Gan, Israel

Item 2.	The Reporting Persons and the Securities

(a)	This statement is filed by (1) Yuval 63 Holdings (1995) Ltd. and (2) Yuval Rakavy. Attached hereto as Exhibit A is a copy of an agreement between the Reporting Persons that provides that this Schedule 13G is being filed jointly on behalf of each of them.

(b)	The address of the principal business office of both Reporting Persons is 8 Hamarpe Street, Har Hotzvim, Jerusalem, Israel 91450.

(c)	Both Reporting Persons are Israeli citizens.

(d)	The shares to which this statement relates are Ordinary Shares of BackWeb Technologies Ltd.

(e)	The CUSIP Number for the Ordinary Shares is M15633-10-6.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None of the options apply. This statement is being filed pursuant to Rule 13d-2(b) to amend a statement filed pursuant to Rule 13d-1(d).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(1)	Yuval 63 Holdings (1995) Ltd.

(a)	Amount beneficially owed: 3,352,342

(b)	Percent of class: 8.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 3,352,342

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 3,352,342

(iv)	Shared power to dispose or to direct the disposition of 0

(2)	Yuval Rakavy

(a)	Amount beneficially owed: 3,958,934

(b)	Percent of class: 9.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 3,352,342

(ii)	Shared power to vote or to direct the vote 606,592

(iii)	Sole power to dispose or to direct the disposition of 3,352,342

(iv)	Shared power to dispose or to direct the disposition of 606,592

Schedule 13G	Page 5 of 7

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

This Schedule 13G may be deemed to have been filed by a group pursuant to Rule 13d-1(d). Please see Exhibit B.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	YUVAL 63 HOLDINGS (1995) LTD.

	By:	/s/ Yuval Rakavy

	Name:	Yuval Rakavy
	Title:	President

/s/ Yuval Rakavy

Yuval Rakavy, an individual

Schedule 13G	Page 6 of 7

Exhibit A

AGREEMENT JOINT FILING OF SCHEDULE 13G

     Each of the undersigned hereby agrees to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: February 17, 2004	YUVAL 63 HOLDINGS (1995) LTD.

	By:	/s/ Yuval Rakavy

	Name:	Yuval Rakavy
	Title:	President

/s/ Yuval Rakavy

Yuval Rakavy, an individual

Schedule 13G	Page 7 of 7

Exhibit B

     Yuval Rakavy does not directly own any shares of the issuer. Yuval 63 Holdings (1995) Ltd. directly owns 3,352,342 shares of the issuer. Yuval Rakavy is the sole controlling person of Yuval 63 Holdings (1995) Ltd. Given that relationship, Yuval Rakavy and Yuval 63 Holdings (1995) Ltd. may be deemed to be, but do not affirm that they are, members of a group for the purposes of this statement.

     BRM Technologies Ltd. directly owns 606,592 shares of the issuer. Yuval Rakavy is a shareholder, but not the sole controlling person, of BRM Technologies Ltd. Yuval Rakavy disclaims membership in a group with BRM Technologies Ltd. for the purposes of this statement.